================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ---------------------------------------------------


                                    FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                     For the fiscal year ended June 30, 2001

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                  For the transition period from _____ to _____


                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           WESTERN DIGITAL CORPORATION
                             20511 Lake Forest Drive
                          Lake Forest, California 92630

                                  INTRODUCTION

     Western Digital Corporation (the "Company") has established the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan. The Plan is a cash or deferred arrangement plan intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.   Financial Statements:

     These statements are listed in the Index to the Financial Statements.

II.  Exhibits:

     Consent of Independent Auditors.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                        WESTERN DIGITAL CORPORATION RETIREMENT
                                        SAVINGS AND PROFIT SHARING PLAN




Date:    December 14, 2001               By:  SCOTT MERCER
         -------------------                  -----------------------------
                                              D. Scott Mercer
                                              Chairperson of the Retirement
                                              Plan Committee

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                            Page
                                                                                            ----

Independent Auditors' Report.............................................................     5

Statements of Net Assets Available for Plan Benefits as of June 30, 2000 and 2001........     6

Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended June 30, 2000 and 2001.......................................     7

Notes to Financial Statements............................................................  8-14

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ..........................    15

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.


                          INDEPENDENT AUDITORS' REPORT

Retirement Plan Committee of the Board of Directors
Western Digital Corporation Retirement Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") as of June 30, 2000 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan as of June 30, 2000 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  KPMG LLP

Orange County, California
December 4, 2001

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)



                                                                   June 30,
                                                           -----------------------
                                                                2000          2001
                                                           ---------      --------
Assets
         Investments, at current value ...................  $151,015      $125,742
         Participant loans ...............................     3,546         2,579
                                                            --------      --------
                Net assets available for Plan benefits....  $154,561      $128,321
                                                            ========      ========


















   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                           Year ended June 30,
                                                       ---------------------------
                                                             2000             2001
                                                       ----------       ----------
Participants' contributions ......................      $   9,014       $   7,224
Employer's contributions .........................          2,308           1,449
                                                        ---------       ---------
     Total contributions .........................         11,322           8,673
                                                        ---------       ---------
Interest and dividend income .....................         11,366           9,638
Realized/unrealized gain (loss) ..................          1,878         (29,777)
                                                        ---------       ---------
     Total investment income (loss) ..............         13,244         (20,139)

Participant distributions paid ...................        (29,217)        (14,774)
                                                        ---------       ---------
Decrease in net assets available for Plan benefits         (4,651)        (26,240)
Net assets available for Plan benefits at
       beginning of year .........................        159,212         154,561
                                                        ---------       ---------
Net assets available for Plan benefits at
       end of year ...............................      $ 154,561       $ 128,321
                                                        =========       =========

















   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 2001


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 2000 and 2001 and changes in net assets available for Plan benefits for the years ended June 30, 2000 and 2001.

     Valuation of Investments

     Investments in marketable securities and common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 2000 and 2001, the Plan held investments in mutual funds, which are reported at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at their outstanding balance which approximates fair market value.

     Income Tax Status

     The Internal Revenue Service has determined and informed Western Digital Corporation (the "Company") by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

     General

     The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Contributions

     U.S.-based employees of the Company, who meet the Plan's eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in 11 funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

     Plan, up to the first 5% of the participant's compensation. Effective January 1, 2000 the Plan was amended to limit the Company's aggregate maximum matching contribution to $2,000 for any calendar year. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

     Investments

     Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:

                        Investment Strategy (Unaudited)
                        -------------------------------

     Puritan Fund The Puritan Fund purchases shares in the Fidelity Puritan Mutual Fund, which invests primarily in common stock, preferred stock and bonds of corporations with an emphasis on growth. During June 2001, this investment option was removed from the plan.

     Blue Chip      The Blue Chip Fund purchases shares in the Fidelity Blue
     Fund           Chip Mutual Fund, which invests primarily in common stock of well-known and established companies. During June 2001, this investment option was removed from the plan.

     Janus Fund     The Janus Fund purchases shares in the Janus Mutual Fund,
                    which invests primarily in common stock of larger, more established companies, although it may invest in common stock of smaller companies that offer growth potential.
                    During June 2001, this investment option was added to the plan.

     PIMCO          The PIMCO Return Fund purchases shares in the PIMCO Total
     Return Fund    Return II Mutual Fund, which invests in a diversified
                    portfolio of intermediate-term fixed income securities with quality and foreign issuer restrictions. During June 2001, this investment option was added to the plan.

     Magellan       The Magellan Fund purchases shares in the Fidelity
     Fund           Magellan Mutual Fund, which invests primarily in common
                    stock of corporations with an emphasis on long-term capital growth.

     Stable Value   The Stable Value Fund purchases shares in the T. Rowe Price
     Fund           Stable Value Mutual Fund, which invests primarily in
                    guaranteed investment contracts ("GICs"), bank investment contracts ("BICs") and structured investment contracts
                    ("SICs").

     Western        The Western Digital Common Stock Fund invests in the
     Digital        Company's common stock.
     Common
     Stock Fund

     International  The International Stock Fund purchases shares in the T. Rowe
     Stock Fund     Price International Stock Mutual Fund, which invests
                    primarily in common stock of well-established, non-U.S.
                    corporations.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       Fund                       Investment Strategy (Unaudited)
       ----                       -------------------------------

     Small-Cap      The Small-Cap Value Fund purchases shares in the T. Rowe
     Value Fund     Price Small-Cap Value Mutual Fund, which invests primarily in common stock of corporations with a market capitalization of $1 billion or less that appear to be undervalued.

     Science &      The Science and Technology Fund purchases shares in the T.
     Technology     Rowe Price Science and Technology Mutual Fund, which invests
     Fund           primarily in common stock of companies expected to benefit from the development, advancement, and use of science and technology.

     Equity         The Equity Income Fund purchases shares in the T. Rowe Price
     Income Fund    Equity Income Mutual Fund, which invests primarily in
                    dividend-paying common stock, particularly of established companies with prospects for both increasing dividends and capital appreciation.

     Spectrum       The Spectrum Income Fund purchases shares in the T.
     Income Fund    Rowe Price Spectrum Income Mutual Fund, which invests
                    primarily in a diversified group of T. Rowe Price mutual funds that, in turn, invest principally in fixed income securities. During June 2001, this investment option was removed from the plan.

     Equity Index   The Equity Index Fund purchases shares in the T. Rowe Price
     Trust          Equity Index Trust, which invests in, to the extent
                    practicable, all 500 stocks the Standard & Poor's 500 Stock
                    Index comprises in proportion to their respective weighting in the index.

     Small          The Small Company Growth Fund purchases shares in the Credit
     Company        Suisse Small Company Growth Mutual Fund, which invests
     Growth Fund    primarily in common stock of small-sized domestic
                    corporations with capital growth potential.

As of June 30, 2001, all of the Plan's assets were invested in mutual funds, Western Digital common stock or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

As of June 30, 2000 and 2001, the following investments represented greater than 5% of the Plan's net assets (in thousands):



      Fund                                                    2000               2001
      ----                                                    ----               ----
      Puritan Fund                                        $  13,432         $       *
      Blue Chip Fund                                         12,316                 *
      Janus Fund                                                  *             8,514
      PIMCO Return Fund                                           *             8,009
      Magellan Fund                                          36,114            28,423
      Stable Value Fund                                      23,877            27,293
      Western Digital Stock Fund                             11,186             9,559
      Science & Technology Fund                              29,170            14,129
      Equity Income Fund                                          *             7,669
      Equity Index Trust                                          *            13,029


      *Investment did not represent greater than 5% of the Plan's net assets.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

     Participant Loans

     Loans can be made to a participant up to an amount equal to the lesser of $50,000 reduced by the participant's highest outstanding balance during the preceding 12 months or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2001 ranged from 7.0% to 10.5%.

     Participant Accounts

     A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

     Payment of Benefits

     Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

     Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

     Vesting

     Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company's profit sharing contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

     Administration of the Plan

     The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(3)  PROFIT SHARING FEATURE

     The Company adopted an annual profit sharing feature effective as of the beginning of the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (0% of eligible fiscal year compensation in 2000 and 2001, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 2000 and 2001, the Company did not authorize any defined pre-tax profits to be allocated to the participants and contributed $0 as profit sharing to the Plan.

(4)  INVESTMENTS

     The Plan's investments consist of the following at June 30, 2000 (in thousands):


                                                                                     Shares              Current
                                                                                       Held                Value
                                                                                     ------            ---------
        Puritan Fund:
           Fidelity Puritan Mutual Fund ........................................       713              $ 13,432

        Blue Chip Fund:
           Fidelity Blue Chip Mutual Fund ......................................       198                12,316

        Magellan Fund:
           Fidelity Magellan Mutual Fund .......................................       268                36,114

        Stable Value Fund:
          T. Rowe Price Stable Value Mutual Fund ...............................    23,877                23,877

        Western Digital Common Stock Fund ......................................     2,237                11,186

        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund .......................       256                 4,681

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund ...........................       193                 3,719

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund ......................       471                29,170

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund .............................       269                 6,232

        Spectrum Income Fund:
           T. Rowe Price Spectrum Income Mutual Fund ...........................       217                 2,292

        Equity Index Trust:
           T. Rowe Price Equity Index Trust ....................................       161                 6,186

        Small Company Growth Fund:
          Credit Suisse Small Company Growth Mutual Fund .......................        72                 1,810

        Western Digital Participant Loans ......................................        --                 3,546
                                                                                                        --------
                                                                                                        $154,561
                                                                                                        ========


     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

The Plan's investments consist of the following at June 30, 2001 (in thousands):



                                                                                     Shares            Current
                                                                                       Held              Value
                                                                                     ------            -------
        Janus Fund:
           Janus Mutual Fund ...................................................      292              $  8,514

        PIMCO Return Fund:
           PIMCO Total Return II Mutual Fund ...................................      789                 8,009

        Magellan Fund:
           Fidelity Magellan Mutual Fund .......................................      256                28,423

        Stable Value Fund:
          T. Rowe Price Stable Value Mutual Fund ...............................   27,293                27,293

        Western Digital Common Stock Fund ......................................    2,390                 9,559

        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund .......................      246                 2,989

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund ...........................      217                 4,945

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund ......................      546                14,129

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund .............................      310                 7,669

        Equity Index Trust:
           T. Rowe Price Equity Index Trust ....................................      399                13,029

        Small Company Growth Fund:
           Credit Suisse Small Company Growth
           Mutual Fund .........................................................      120                 1,183

        Western Digital Participant Loans ......................................       --                 2,579
                                                                                                       --------
                                                                                                       $128,321
                                                                                                       ========


     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(5)  PLAN AMENDMENTS

     Effective January 1, 2000, the Plan was amended to clarify the definition of an "Eligible Employee" and to specifically exclude individuals employed as independent contractors and workers provided by temporary staffing agencies. In addition, the Plan was amended to limit the Company's aggregate maximum matching contribution to $2,000 per employee for any calendar year.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  JUNE 30, 2001
                                 (IN THOUSANDS)

Identity of Issuer, Borrower,       Description of Investment,                                Current
Lessor or Similar Party             Including Collateral or Par Value                           Value
------------------------------      -------------------------------------------------         -------
   Janus Capital Corporation        292 shares Janus Mutual Fund$                               8,514

   Pacific Investment               789 shares PIMCO Total Return II Mutual Fund                8,009
   Management Company

   Fidelity Retirement Services     256 shares Fidelity Magellan Mutual Fund                   28,423

*  T. Rowe Price Trust              27,293 shares T. Rowe Price Stable
   Company                          Value Mutual Fund                                          27,293

*  T. Rowe Price Trust              246 shares T. Rowe Price International
   Company                          Stock Mutual Fund                                           2,989

*  T. Rowe Price Trust              217 shares T. Rowe Price Small-Cap
   Company                          Value Mutual Fund                                           4,945

*  T. Rowe Price Trust              546 shares T. Rowe Price Science
   Company                          & Technology Mutual Fund                                   14,129

*  T. Rowe Price Trust              310 shares T. Rowe Price Equity
   Company                          Income Mutual Fund                                          7,669

*  T. Rowe Price Trust              399 shares T. Rowe Price Equity Index Trust                13,029
   Company

   Credit Suisse Asset              120 shares of Credit Suisse Small Company
   Management Securities, Inc.      Growth Mutual Fund                                          1,183

*  Western Digital Corporation      2,390 shares common stock; $.01 par value                   9,559

*  Plan Participants                402 participant loans with annual interest
                                    rates ranging from 7.0% to 10.5%                            2,579
                                                                                              -------
                                                                                             $128,321
                                                                                             ========

*  Parties in interest.



                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS


                                                                            Sequentially
Exhibit         Description                                                 Numbered Page
-------         -----------                                                 -------------
  23.           Consent of Independent Auditors..............................   17

